Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

3 Year Autocallable Market-Linked Securities Linked to the Worst of NDX, RTY and SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The Nasdaq-100 Index® (ticker: "NDX"), the Russell 2000® Index (ticker: "RTY") and the S&P 500® Index (ticker: "SPX")
Pricing date:	November 30, 2022
Valuation dates:	November 30, 2023 and December 1, 2025 (the "final valuation date")
Maturity date:	December 4, 2025
Automatic early redemption:	If, on the valuation date prior to the final valuation date, the closing value of the worst performing underlying is greater than or equal to its initial underlying value, the securities will be automatically redeemed for $1,000 plus the applicable premium.
Premium:	5.00 to 7.00%*
CUSIP / ISIN:	17330YSL5 / US17330YSL55
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Underlying return:	For each underlying, (final underlying value - initial underlying value) / initial underlying value
Return amount:	• If the final underlying value of the worst performing underlying on the final valuation date is **greater than** its initial underlying value: $1,000 × underlying return × upside participation rate • If the final underlying value of the worst performing underlying on the final valuation date is **less than or equal to** its initial underlying value: $0
Upside participation rate:	200%
Payment at maturity (if not autocalled):	$1,000 + return amount (if any) If the securities are not automatically redeemed prior to maturity and the final value of the worst performing underlying is less than or equal to its initial underlying value, you will be repaid your stated principal amount at maturity but will not receive any premium or return amount. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing supplement:	Preliminary Pricing Supplement dated November 1, 2022

* The actual premium applicable to the valuation date prior to the final valuation date will be determined on the pricing date.

Hypothetical Payment at Early Redemption

Valuation Date on which the Worst Performing Underlying Exceeds Initial Underlying Value	Premium	Hypothetical Payment at Early Redemption
November 30, 2023	5.00%	$1,050.00

If the closing value of any underlying is not greater than or equal to its initial underlying value on the valuation date prior to the final valuation date, then the securities will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity**



Payment at Maturity
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
-100%
-75%
-50%
-25%
0%
25%
50%
75%
100%
Underlying Return
The Worst Performing Underlying
The Securities

** If not automatically redeemed prior to maturity

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may not receive any return on your investment in the securities . • Your potential return on the securities in connection with an automatic early redemption is limited. • The term of the securities may be as short as one year . • Although the securities provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the securities are not automatically redeemed prior to maturity or if the worst performing underlying declines or does not appreciate sufficiently from its initial underlying value to the final underlying value. • The securities do not pay interest. • The securities are subject to heightened risk because they have multiple underlyings . • The securities are subject to the risks of each of the underlyings and will be negatively affected if any one underlying performs poorly. • You will not benefit in any way from the performance of any better performing underlying. • You will be subject to risks relating to the relationship between the underlyings . • You will not receive dividends or have any other rights with respect to the underlyings . • Your return on the securities depends on the closing value of the worst performing underlying on only the valuation dates. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the securities prior to maturity may result in a loss of principal. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The Russell 2000® Index is subject to risks associated with small capitalization stocks. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.